UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 20, 2013

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 20 March 2013 - Today, 20 March 2013, Novo Nordisk A/S held the Annual General Meeting at Tivoli Hotel & Congress Center, Arni Magnussons Gade 2, 1577 Copenhagen V, Denmark. At the General Meeting, the shareholders adopted the following:

•    Adoption of the Company’s audited Annual Report 2012.

•    Approval of the actual remuneration of the Board of Directors for 2012.

•    Approval of the remuneration level of the Board of Directors for 2013.

•    Distribution of profit according to the adopted Annual Report 2012. The dividend will be DKK 18.00 per A or B share of DKK 1, corresponding to an increase of 29% compared to the dividend declared for the 2011 financial year.

•    Election of Göran Ando as chairman and Jeppe Christiansen as vice chairman of the Board of Directors.

•    Re-election of the following current board members elected by the General Meeting: Bruno Angelici, Henrik Gürtler, Liz Hewitt, Thomas Paul Koestler and Hannu Ryöppönen.

•    Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

•    Reduction of the Company’s B share capital from DKK 452,512,800 to DKK 442,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10,000,000 divided into 10,000,000 B shares of DKK 1 each. After reduction of the share capital, the Company’s share capital will amount to DKK 550,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 442,512,800.

•    Extension of the authorisations to the Board of Directors, for a period of three years until 20 March 2016, to increase the share capital. The maximum share capital increase is limited to a total of nominally DKK 78,000,000.

•    Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital. The shares must be repurchased at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%.

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 21 / 2013

•   Approval of revised Remuneration Principles.

Composition of the Board of Directors

After the Annual General Meeting the Board of Directors is composed as follows:

•   Göran Ando (chairman)

•   Jeppe Christiansen (vice chairman)

•   Bruno Angelici

•   Henrik Gürtler

•   Liz Hewitt

•   Ulrik Hjulmand-Lassen (employee representative)

•   Thomas Paul Koestler

•   Anne Marie Kverneland (employee representative)

•   Søren Thuesen Pedersen (employee representative)

•   Hannu Ryöppönen

•   Stig Strøbæk (employee representative)

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 21 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 20, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer